Rafferty Asset Management, LLC
1301 Avenue of the Americas (6th Avenue), 28th Floor
New York, New York 10019
August 18, 2023
VIA EDGAR
Mr. Timothy Worthington
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)
Post-Effective Amendment to the Registration Statement on Form N-1A
Dear Mr. Worthington:
The following are responses to the comments that we received from you by telephone on August 1, 2023 regarding Post-Effective Amendment No. 396 to the Registration Statement on Form N-1A for the Direxion Daily NVDA Bull 1.5X Shares (the “Fund”), a series of the Direxion Shares ETF Trust (the “Trust”) that was filed with the Securities and Exchange Commission (“SEC”) on June 14, 2023. Your comments and the Trust’s responses are set forth below.
1) Other than with respect to the amount of leverage, please confirm that there are no material differences between the disclosure in the prospectus to which these comments relate and the prospectus for the Direxion Daily NVDA Bull 1.25X Shares filed on October 3, 2022 (SEC Accession No. 0001193125-22-256768).
Registrant confirms that other than with respect to the amount of leverage and certain Trust-wide updates to disclosure made in conjunction with the Trust’s 2023 annual update, there are no material differences between the Fund’s prospectus and the prospectus for the Direxion Daily NVDA Bull 1.25X Shares that was filed previously.
2) The staff notes that Registrant initially filed a registration statement for the Direxion Daily NVDA Bull 2X Shares on February 17, 2022 before reducing the leverage to 125% in the Rule 485(b) filing dated October 3, 2022 (SEC Accession No. 0001193125-22-256768). The staff further understands that this reduction in leverage was, at least in part, due to Rule 18f-4 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the ability of a fund to comply with the value at risk (“VaR”) limitations under that rule. Please explain what changed such that the Registrant has determined that it is practical, given the VaR limitations of Rule 18f-4, to launch the Fund with 150% leverage. In particular, please explain whether the Registrant has changed the designated reference portfolio or the designated index, as those terms are defined under Rule 18f-4, for this strategy to become feasible given the regulatory limitations mentioned above.
Registrant changed the Fund’s designated reference portfolio to a recently identified index (the “Index”) for the 150% leverage amount to be feasible given the regulatory limitations in Rule 18f-4. Initially, when Registrant filed for the Direxion Daily NVDA Bull 1.25X Shares, the Index was not available to Registrant. In response to market developments, Registrant evaluated the existing index landscape in light of the Rule 18f-4 requirements and identified the Index and confirmed that the Fund would be able to comply with Rule 18f-4 at the 150% leverage amount.
3) Please provide the Registrant’s analysis of Rule 18f-4, including the VaR calculations showing compliance with the rule’s requirements. This response should identify the designated index.
Registrant has provided the requested information, including the VaR calculations and the identity of the Fund’s designated reference portfolio to the Staff supplementally.
4) If notional exposure to a particular counterparty is likely to exceed 20% of the notional value of the Fund’s assets, please: If applicable, disclose (i) that the counterparty is subject to the informational requirements of the Securities Exchange Act of 1934 (“Exchange Act”) and in accordance with such requirements files reports and other information with the SEC; and (ii) the name of any national securities exchange on which the counterparty’s securities are listed, stating that reports (and where the counterparty is subject to Sections 14(a) and 14(c) of the Exchange Act, proxy and information statements) and other information concerning the counterparty can be inspected at such exchanges.
Registrant notes that it has received this comment or a substantially similar comment from the Staff in connection with other filings. Registrant refers the Staff to Response 11 in the response letter dated June 1, 2023 responding to Staff comments to Post-Effective Amendment No. 389 with respect to the Direxion HCM Tactical Enhanced US ETF (Accession No. 0001193125-23-158887).
Principal Investment Strategy Disclosure Comments
5) The disclosure states: “The Fund, under normal circumstances, invests at least 80% of its net assets (plus any borrowings for investment purposes) in the securities of NVDA and financial instruments, such as swap agreements and options, that provide leveraged exposure to NVDA.” Please modify this disclosure by adding either “1.5X” or “150%” before the word “leveraged” in the disclosure.
Registrant respectfully declines to modify this disclosure at this time as this is standard disclosure across all of Registrant’s Single Stock ETFs. Registrant will consider modifying this disclosure as part of its annual update for all of the Bull Single Stock ETFs.

6) The disclosure states: “The Fund will enter into one or more swap agreements with major global financial institutions…” Please provide the names of the major global financial institutions supplementally.
The counterparties to be utilized by the Registrant for the Fund will be consistent with the other Single Stock ETFs offered by the Registrant (e.g., Direxion Daily TSLA Bull 1.5X Shares, Direxion Daily TSLA Bear 1X Shares). The names of such counterparties are included in each Single Stock ETF’s N-PORT filings and the annual and semi-annual reports filed on EDGAR.
7) The disclosure states: “Information provided to or filed with the Securities and Exchange Commission by NVIDIA Corporation pursuant to the Exchange Act can be located by reference to...” Please modify this disclosure by adding the phrase “including audited financial statements” after the statement “provided to or filed with the Securities and Exchange Commission.”
Registrant modified the disclosure to add the phrase “including audited financial statements” after the statement “provided to or filed with the Securities and Exchange Commission.”
8) The disclosure states: “As a result of its investment strategies, the Fund will be concentrated in the industry to which NVDA is assigned (i.e., hold 25% or more of its total assets in investments that provide leveraged exposure in the industry to which NVDA is assigned).” Please modify this disclosure to state the industry to which NVDA is assigned.
Registrant will modify this disclosure as part of its annual update for each of the Single Stock ETFs by reordering the disclosure in the Principal Investment Strategy section so that the disclosure stating the industry to which NVDA is assigned (i.e., semiconductors) follows the disclosure noted in this comment.
Prospectus Disclosure Comments
9) Please revise the disclosure in the Leverage Risk tile and throughout the prospectus to remove references to tracking an index as the Fund does not track any index.
Registrant revised the disclosure in the Leverage Risk tile and throughout the prospectus to remove references to tracking an index.
10) Related to Comment 8 above, please state the industry to which NVDA is assigned in the Industry Concentration Risk tile.
Registrant respectfully declines to add such disclosure to the Industry Concentration Risk tile as the Fund’s summary and statutory risk sections already includes Technology Sector Risk and Semiconductor Industry Risk disclosure.
11) Please advise whether the Liquidity Risk tile applies to the underlying stock of NVDA or the swap agreements that the Fund intends to invest in to gain exposure to NVDA and, if the latter is true, please revise the disclosure to clarify that the liquidity risk applies to the swap agreements and remove the references to the “Index” if such references do not apply to this Fund.
Registrant revised the Liquidity Risk tile to remove references to the Index as such references do not apply to this Fund. Registrant notes that the Liquidity Risk tile refers to the holdings of the Fund, which include the swap agreements. Therefore, Registrant respectfully declines to modify the disclosure at this time, but will consider modifying the Liquidity Risk disclosure as part of the Trust’s annual update.
Statement of Additional Information Disclosure Comment
12) In the Purchases and Redemptions – Rejection of Purchase Orders section, please remove the disclosure that states that the Fund may reject or revoke acceptance of a purchase order transmitted to it when the acceptance of the order would, in the opinion of counsel, have an adverse effect on the Fund or its shareholders (e.g., jeopardize the Fund's tax status) [italics added].
Registrant respectfully declines to remove such disclosure from the Purchases and Redemptions – Rejection of Purchase Orders section.
I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Stacy Fuller of K&L Gates LLP at (202) 778-9475.
Sincerely,
DIREXION SHARES ETF TRUST
/s/ Patrick J. Rudnick
Patrick J. Rudnick
Principal Executive Officer

cc: Stacy Fuller, K&L Gates LLP
Angela Brickl, Rafferty Asset Management, LLC